As filed with the Securities and Exchange Commission
on June 20, 1997
                             	Registration No.333-7279
======================================================
        	SECURITIES AND EXCHANGE COMMISSION
               	______________________
                     AMENDMENT NO. 3


   	                 			  TO
                       FORM S-3
                	REGISTRATION STATEMENT
                        	UNDER
              	THE SECURITIES ACT OF 1933
                 	______________________

          	EXECUTONE INFORMATION SYSTEMS, INC.
	(Exact name of registrant as specified in its charter)


                      VIRGINIA
        (State or other jurisdiction
                   of incorporation or organization)

                      86-0449210
        	(I.R.S. Employer Identification No.)

               	478 Wheelers Farms Road
              	Milford, Connecticut 06460
                   	(203) 876-7600

	(Address, including zip code, and telephone number,
    including area code, of Registrant's principal
                 executive offices)
             	_____________________________

  	BARBARA C. ANDERSON, ESQ.
  	Vice President, General Counsel
  	and Secretary
  	EXECUTONE INFORMATION SYSTEMS, INC.
  	478 Wheelers Farms Road
  	Milford, Connecticut 06460
  	(203) 876-7600

	(Name, address, including zip code, and telephone number, including area code, of agent for service)

            	_____________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

X If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


The Registrant hereby amends this Registration
Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus dated June 20, 1997



	EXECUTONE INFORMATION SYSTEMS, INC.
	15,938,113  SHARES OF COMMON STOCK

This Prospectus relates to 15,938,113 shares of Common Stock, par value $.01 per share (the "Common
Stock"), of EXECUTONE Information Systems, Inc., a
Virginia corporation (the "Company") (such shares being referred to collectively herein as the "Securities"). All of the Securities being offered hereby are to be offered and sold from time to time for the account of certain shareholders of the Company, or by their respective donees, transferees or successors in interest (such persons being collectively referred to herein as the "Selling
Shareholders"). The Company will not receive any of the proceeds from the sale of the Securities. See
"Selling Shareholders" for a discussion of the circumstances pursuant to which the Selling
Shareholders have acquired the Securities offered hereby, and "Plan of Distribution" for a discussion of the plan of distribution.



	Shares of the Company's Common Stock are traded in the over-the-counter market on the Nasdaq Stock
Market (NMS) under the symbol XTON. The last sales price of the Common Stock on June 16, 1997, as reported on the NASDAQ Stock Market, was $ 2.156 per share.


   	_________________________

THE PURCHASE OF THESE SECURITIES INVOLVES CERTAIN RISK
FACTORS.  SEE "RISK FACTORS", PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
BY THE SECURITIES AND EXCHANGE COMMISSION (THE
"COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR
HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.
	_________________________

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION
OR AMENDMENT.  A REGISTRATION STATEMENT RELATING TO
THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION.  THESE SECURITIES MAY NOT BE
SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE
TIME THAT THE REGISTRATION STATEMENT BECOMES
EFFECTIVE.  THIS PROSPECTUS SHALL NOT CONSTITUTE AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY
STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY  SUCH STATE.

	The date of this Prospectus is June 20, 1997




	AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth
Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
60661 and 75 Park Place, New York, New York 10007.
Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington,
D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration
Statement") with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information as to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits relating thereto.


	INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



The following documents filed by the Company with the Commission (File No. 0-11551) are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as filed on March 31, 1997; (ii) the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996, as filed on April 30, 1997; (iii) the Company's Quarterly
Report on Form 10-Q for the quarter ended March 31, 1997, as filed on May 14, 1997; (iv) the definitive proxy material of the Company for the Annual Meeting of Shareholders to be held July 29, 1997, as filed with the Commission on June 2, 1997.



All documents filed by the Company with the Commission pursuant to Section 13(a) and 13(c) of the Exchange
Act and any definitive proxy statement so filed pursuant to Section 14 of the Exchange Act and any reports filed pursuant to Section 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will furnish, without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, copies of any or all documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Barbara C. Anderson, Vice President,
General Counsel and Secretary, EXECUTONE Information
Systems, Inc., 478 Wheelers Farms Road, Milford,
Connecticut 06460  (telephone (203) 876-7600).


	THE COMPANY



EXECUTONE develops, markets and supports voice and data communications systems. Products and services include telephone systems, voice mail systems, in-bound and out-bound call center systems and specialized hospital communications systems. The
Company, through its UniStar Entertainment subsidiary, also has the exclusive right to design, develop and manage the National Indian Lottery (the "NIL" or
"Lottery"). Products are sold primarily under the EXECUTONEr, INFOSTARr, IDStm, LIFESAVERtm,
INFOSTAR/ILStm and UNISTARtm brand names through a worldwide network of direct sales and service employees and independent distributors.




Revenues are derived from product sales to distributors, direct sales of healthcare and call center products, and direct sales to national accounts and federal government customers, as well as installations, additions, changes, upgrades or relocation of previously installed systems, maintenance contracts, and service charges to the existing base of healthcare, call center, national account and federal government customers.

The objective of the computer telephony division, in addition to sales of traditional telephone systems, is to offer value-added products and services. The
Company's integrated digital telephone systems emphasize flexible software applications, such as, data switching, and computer telephone interface, designed to enhance the customer's ability to communicate, obtain and manage information. The
Company's telephone systems provide the platform for its other voice and data software applications.



The healthcare communications business provides to its healthcare facility customers integration of the flow of voice and data between nurse and patient communication systems and hospital information systems, resulting in increased flexibility and efficiency in hospital operations, and the means to improve patient care. EXECUTONE has been a recognized name in this market for many years with its LIFESAVERtm and CARE/COMrII-E nurse call systems. The
Company markets software applications specific to hospital and nursing homes to help resolve other labor intensive tasks.






The healthcare communications business also markets the INFOSTAR/ILStm locator system, which can improve productivity, save time and expense for users and eliminate overhead paging by instantly locating staff and equipment in a facility. Each person or piece of equipment wears an individually coded badge that transmits infrared signals to sensors placed throughout the facility, which forward the location information to a central processing unit. The ILS system can be integrated with the Company's telephone systems and nurse call systems to provide additional productivity improvements for hospital environments.






The call center management business develops and sells
sophisticated telephony products that integrate a
computerized digital telephone system platform with
high-volume inbound, outbound and internal call
processing systems.  Such systems include automatic
call distribution systems, predictive dialing systems,
and scripting software to assist agents handling
calls. Predictive dialing systems enable the Company's
call center customers to efficiently and cost-
effectively place a large number of outgoing calls
using the minimum number of live agents.   Scripting
software assists agents in conducting calls and obtaining and recording desired information. Certain of these systems also provide data interface with host or mainframe computers. These systems are sold to call center customers that have a need for systems to efficiently and cost-effectively receive or place their customer or prospect calls, distribute those calls to available live operators, and produce management reports on call activity.

The principal office of the Company is located at 478
Wheelers Farms Road, Milford, Connecticut 06460, and the Company's telephone number is (203) 876-7600.


RISK FACTORS



Investment in the Company involves various risks. In addition to general investment risks, investors may wish to consider the following factors before purchasing the Securities. Additional information with respect to the matters discussed below, and with respect to the Company's business and industry in general, is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and amendments thereto, which is incorporated herein by reference.



Competition



The telephony markets are intensely competitive.  The
Company believes that its principal competitors in the under 400-desktop telephony market are Lucent
Technologies (the former equipment business of American Telephone and Telegraph Co.), Nortel
(formerly known as Northern Telecom), Toshiba,
InterTel and Mitel. While the Company believes that Lucent and Nortel are dominant in this market, there is insufficient data to make a meaningful estimate of the Company's competitive position relative to other competitors. Competition will become even more intense with the passage of the telecommunications deregulation legislation in February 1996, and with the anticipated entry into telephony of computer telephony companies, many of whom have significantly greater financial and development resources than the Company. Because of this intense competition, the Company may not be able to reflect fully in product prices any increased operating costs, if such increases should occur.



Reliance on Foreign Suppliers

The Company imports certain of its products and components from manufacturers located in China, Malaysia, the Dominican Republic, and Korea. While the Company believes that utilizing foreign suppliers generally maximizes efficiency because of the expertise of such manufacturers and suppliers and the relative cost savings over pricing offered by domestic suppliers, there are certain risks attendant to utilizing such foreign suppliers. Foreign countries may be prone to political and labor unrest.

 In addition, it is possible that the U.S. Government could impose limitations on imports from certain countries in addition to those currently in place, including importations from countries in which the Company's foreign suppliers are located. If any such limitations cause a reduction in shipments to the Company, or if regulations are imposed that increase materially the cost of the Company's foreign-made products or components, the Company could be affected adversely unless and until satisfactory alternatives are in place.

RECENT DEVELOPMENTS



On May 31, 1996, the Company sold the Company's direct sales and service organization, including its network services division and the national service center, to Clarity Telecom Holdings, Inc., d/b/a
Executone Business Solutions ("Clarity") for consideration valued at $69.6 million.






The Company and Clarity also entered into a five-year exclusive distributor agreement pursuant to which Clarity will sell and service EXECUTONEr and INFOSTARr telephone products to business and commercial locations that require up to 400 telephones.






The sale did not include the Pittsburgh direct sales and service office, which the Company separately sold to one of its existing independent distributors.
 The sale of the direct sales and service group
(including the separate sale of the Pittsburgh office) related primarily to the retail distribution channel of the Computer Telephony division and included the entire network services division. After the sale, the Computer Telephony business consists of telephony product sales to independent distributors, of which Clarity is the largest distributor, along with the National Accounts and Federal Systems marketing groups. The Company retains its Healthcare
Communications and Call Center Management businesses and the UniStar business.






On April 10, 1996, the Company announced that it had given notice of its intention to terminate its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly functioning videoconferencing products on a timely basis. The
Company has also commenced a legal action against GPT to recover its damages. In June 1996, the Company completed the sale of its videoconferencing division, including customer service contracts and certain inventory.




In April 1996, the Company also sold its inmate calling business, including certain equipment and customer contracts, for approximately $550,000 plus the assumption of certain obligations relating to the business. This business was part of the computer telephony division.

None of the Pittsburgh direct office, the videoconferencing division or the inmate calling business constituted a material portion of the Company's assets, revenues or income.



On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corp., a Delaware corporation ("Unistar Gaming"). Unistar
Gaming, through its subsidiary UniStar Entertainment, Inc. ("UniStar"), has an exclusive five-year contract to design, develop, finance, and manage the National
Indian Lottery ("NIL"). The NIL will be a national lottery authorized by federal law and by a compact between the State of Idaho and the Coeur d'Alene
Indian Tribe of Idaho ("Coeur d'Alene Tribe"). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL.



The Company acquired 100% of Unistar for 3.7 million shares of Common Stock, 250,000 shares of Cumulative Convertible Preferred Stock, Series A
("Series A Preferred Stock") and 100,000 shares of
Cumulative Contingently Convertible Preferred Stock,
Series B ("Series B Preferred Stock"). See
"Description of Capital Stock".



The telephone operations of the NIL may not
begin until the resolution of a pending legal
proceeding.  Certain states have attempted to block
the NIL by filing  letters under 18 U.S.C. Section
1084 preventing long-distance carriers from providing
telephone service to the NIL based on allegations that
the NIL is not legal.   In September 1995, the Coeur
d'Alene Tribe initiated legal action in the Coeur d'Alene Tribal Court to argue that the Lottery is authorized by the Indian Gaming Regulatory Act
("IGRA") passed in 1988, that IGRA preempts state and federal statutes, that Section 1084 is inapplicable and that the states lack authority to issue the
Section 1084 notification letters to any carrier.
On February 28, 1996, the Coeur d'Alene Tribal Court ruled that all requirements of IGRA have been satisfied, that Section 1084 is inapplicable and that the states lack jurisdiction to interfere with the NIL which will operate in Idaho on the Reservation, and that the long-distance carrier cannot refuse service to the NIL based upon Section 1084, an allegation that the NIL is in violation of IGRA or the federal anti-lottery statues. This ruling and a related order dated
May 1, 1996 are being appealed to the Tribal Appellate
Court and probably will be appealed ultimately to United States federal courts as well. The Company has been advised by its outside counsel, Hunton &
Williams, that based upon such firm's review of the applicable statutes, regulations and case law, it believes that the National Indian Lottery is authorized under IGRA and that the favorable rulings issued by Coeur D'Alene Tribal Court on February 28, and May 1, 1996 should be upheld on appeal.






On May 28, 1997, the Attorney General of the
State of Missouri brought an action in the Circuit
Court of Jackson County, Missouri, against the Coeur d'Alene Tribe and UniStar seeking to enjoin lottery games offered by the Tribe over the Internet and managed by UniStar. The complaint alleges that the Lottery violates Missouri anti-gambling laws and that the marketing of the games violates the state's
Merchandising Practices Act and also seeks restitution, a civil penalty, attorney's fees and court costs. The Company believes, based on the Tribal Court ruling and the opinion of its outside counsel referred to above, that the Missouri suit has no merit and that the lottery activities are legal.
UniStar and Tribe intend to contest the jurisdiction asserted by the State of Missouri and defend the right of the Tribe to offer the lottery on the Internet.




	SELLING SHAREHOLDERS

The Securities being offered hereby by the Selling
Shareholders (i) were acquired by the Selling
Shareholders in the Company's acquisition of Unistar in December 1995, or (ii) are issuable upon exercise of options or conversion or redemption of Preferred
Stock of the Company issued in connection with the acquisition of Unistar, or (iii) are issuable upon exercise of warrants issued to Mr. Stanley Blau, an officer and director of the Company, in 1987, in connection with his employment by Vodavi Technology
Corporation, a predecessor of the Company.

Certain of the Selling Shareholders acquired an aggregate of 3,700,000 shares of the Securities on December 19, 1995, in exchange for their shares of Unistar, and can acquire an additional 425,000 shares of the Securities upon exercise of options granted by the Company in connection with the Unistar acquisition, up to an additional 4,925,000 shares of the Securities on conversion or redemption of the Cumulative Convertible Preferred Stock, Series A (the
"Series A Stock")and up to 8,375,000 shares upon conversion or redemption of the Cumulative
Contingently Convertible Preferred Stock, Series B
(the "Series B Stock").  Mr. Blau can acquire up to
300,000 shares upon exercise of his warrant.

Shareholder approval was required before any of the Series B Stock can be converted or redeemed because the total number of shares of Common Stock potentially issuable upon redemption or conversion of all the Preferred Stock (13,300,000), plus the Securities issued in the acquisition (3,700,000), or 17,000,000 shares of Common Stock, exceeded 20% of the outstanding shares of Common Stock prior to the acquisition. Under the rules of the National
Association of Securities Dealers (NASD) market on which the Company's shares are traded, issuance or potential issuance of this amount of shares required shareholder approval. The Company therefore submitted the convertibility and redemption features of the Series B Stock to its shareholders for approval at the 1996 Annual Meeting, and the shareholders approved the issuance of the Common Stock upon such conversion por redemption. No additional authorization of shareholders is required for issuance of Common Stock or Preferred Stock or the issuance of Common Stock upon redemption or conversion of Series A Stock.




The following table sets forth for each of the Selling
Shareholders, as applicable, (i) the number of shares of Common Stock, including the Securities, beneficially owned prior to this offering (as of May
31, 1997), including for the purposes of the table the maximum number of Securities potentially issuable upon exercise of outstanding options and conversion or redemption of outstanding Preferred Stock, (ii) the amounts of the Securities offered hereby, also including all such potentially issuable Securities, and (iii) the amounts of Common Stock to be owned upon completion of the offering.

                        		Total	         Total	      Number of
                     	Number of	     Number of	      shares to
                        	Shares	    Securities  	     be Owned
                         	Owned	            to	           upon
                      	Prior to   	 be Offered	     Completion
                	    Offering(1)	       Hereby	  of Offering(1)




Louis K. Adler          175,868       21,258 (2)       8,250


                                      69,915 (3)
                                      76,445 (4)

Richard Bartlett        260,444       56,688 (2)        -0-
                                     203,756 (4)

Robert A. Berman          6,356        6,356 (3)       - 0 -




Stanley M. Blau         705,429      300,000 (5)      405,429




Cooper Life Sciences,  5,359,724   1,166,520 (2)       -0-
Inc.                               4,193,204 (4)

Glenn Goord              25,000       25,000 (3)       -0-

Robert Korngold          23,750       23,750 (3)       -0-

Momar Corporation        95,339       95,339 (3)       -0-

Donald Press             12,712       12,712 (3)       -0-

Resource Holdings       122,189       12,755 (2)       -0-
Associates                            63,559 (3)
                                      45,875 (4)

Estate of Mel Schnell    95,339       95,339 (3)       -0-

Lawrence Schaen           1,250        1,250 (3)       -0-

Clark Schubach           12,712       12,712 (3)       -0-




Jerry M. Seslowe        323,357       56,689 (2)     50,200


                                      12,712 (3)
                                     203,756 (4)

John C. Shaw            260,444       56,688 (2)       -0-
                                     203,756 (4)

James W. Spencer      1,416,450    1,416,450 (4)       -0-

Robert F. Starzel         6,356        6,356 (3)       -0-

10-26 South William     195,343       45,516 (2)       -0-
Street Associates                    152,827 (4)

Watermark Investments 6,803,930    6,803,930 (4)       -0-
Limited

Watertone L.L.C.        500,000      500,000 (2)       -0-
                       _________     ____________    ________
    Total            	16,401,992      15,938,113	    463,879

_______________



(1) Total Shares owed prior to the offering includes all shares issued and issuable upon exercise of options or warrants and coversion or redemption of Preferred Stock. Based upon 49,471,481 shares of Common Stock outstanding as of May 31, 1997, plus the shares to be acquired by the Selling Shareholder, the percentage of the outstanding shares to be owned by each Selling Shareholder upon completion of the offering is less than 1%.



(2) Shares were acquired in the acquisition of Unistar in exchange for Unistar common stock owned by the Selling Shareholders.
(3) Shares are issuable upon exercise of stock options granted in connection with the Company's acquisition of Unistar, primarily in substitution for options to purchase Unistar common stock.
(4) Up to this number of maximum shares are contingently issuable upon conversion or redemption of Series A Stock and the Series B Stock.
(5) Shares are issuable upon exercise of a warrant issued to Mr. Blau in 1987 by Vodavi Technology Corporation, a predecessor of the Company.



None of the Selling Shareholders are employees or otherwise have a relationship with the Company except
Mr. Stanley M. Blau, who has been a director of the Company since 1983, and Mr. Jerry M. Seslowe, who has been a director of the Company since February 1, 1996.




 PLAN OF DISTRIBUTION

The Company has been advised by the Selling
Shareholders that all or a portion of the Securities may be disposed of hereunder from time to time in one or a combination of the following transactions: (a) to or through brokers, acting as principal or agent, who may themselves dispose of the Securities in transactions (which may involve block transactions) in the over-the-counter market or otherwise, at market prices prevailing at the time of sale or at prices related to such prevailing market prices; or (b) directly by gift or directly or through brokers or agents in privately negotiated transactions at negotiated prices. Any commissions or discounts paid or allowed to brokers, dealers or agents may be changed from time to time. The Selling Shareholders and any brokers, dealers or agents who participate in a sale of the Securities may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the
"Securities Act"), and the commissions paid or discounts allowed to any of such brokers, dealers or agents, in addition to any profits received on resale of the Securities, if any of such brokers, dealers or agents should purchase any Securities as a principal, may be deemed to be underwriting discounts or commissions under the Securities Act. In the event of a transaction hereunder in which a broker or dealer acts as principal, this Prospectus will be supplemented to provide material facts with respect to such transaction. Securities offered hereby also may be sold in transactions under Rule 144 promulgated by the Commission under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement and are incorporated by reference herein. See "Available
Information", above.

General

The Company's authorized equity capitalization consists of 80 million shares of Common Stock, par value $.01 per share, and one million shares of preferred stock, par value $.01 per share. Neither the holders of the Common Stock nor of any preferred stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights.

Common Stock



At May 31, 1997, there were 49,471,481 outstanding shares of Common Stock held by approximately 2,100 holders of record.



Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor.
Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.
Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of series of preferred stock that may be outstanding from time to time. See "Preferred Stock". The Company's
Articles of Incorporation and Bylaws contain no restrictions on the repurchase or redemption of the Common Stock, although certain of the Company's loan agreements prohibit such repurchases or redemptions.
All the outstanding shares of Common Stock are fully paid, legally issued and nonassessable. The transfer agent for the Common Stock is American Stock Transfer
Company.

Dividends

It is the present policy of the Company's Board of Directors to retain earnings for use in the Company's business. The Company does not anticipate paying any cash dividends in the foreseeable future, except as described below as required by the terms of the Preferred Stock.

Preferred Stock

The Registrant has two series of Preferred Stock currently issued and outstanding: (1) the Cumulative
Convertible Preferred Stock, Series A ("Series A
Preferred Stock"), of which 250,000 shares are issued and outstanding and (2) the Cumulative Contingently
Convertible Preferred Stock, Series B ("Series B
Preferred Stock"), of which 100,000 shares are issued and outstanding.

Each share of the Series A Preferred Stock has voting rights equal to one share of Common Stock. The Series
A Preferred Stock will earn dividends equal to 18.5% of the consolidated Retained Earnings of the Company's subsidiaries, Unistar Gaming Corporation and Unistar
Entertainment, Inc. (collectively, "Unistar"), since the date of issuance of the Series A Preferred Stock, as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. All dividends on Series A
Preferred Stock are payable only (i) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series A Preferred
Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs, (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded
$1,000,000.



The Series A Preferred Stock is convertible during the
Conversion Period for up to a maximum of 4,925,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. The Conversion Period is defined as the period commencing on the date of issuance and ending on the later of (i) four years after the first lottery ticket for the NIL is sold, and (ii) five years after the date of issuance of the Series A Preferred Stock. Each share of the Series A
Preferred Stock is convertible, provided Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .46, divided by 250,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 19.7.
 The Series A Preferred Stock is also convertible during the Conversion Period for the maximum of 4,925,000 shares of Common Stock (or 19.7 shares of
Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million.
The Series A Preferred Stock is also convertible during the Conversion Period for the maximum number of shares of Common Stock if a controlling interest in Unistar is sold or assigned to a third party who is not a wholly owned subsidiary of the Company. The
Series A Preferred Stock is redeemable for a total of 4,925,000 shares of Common Stock at the Company's option.






Each share of the Series B Preferred Stock has voting rights equal to one share of Common Stock. The Series
B Preferred Stock will earn dividends equal to 31.5% of the consolidated Retained Earnings of Unistar since the date of issuance of the Series B Preferred Stock, as of the end of any fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Series B
Preferred Stock are payable only (i) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series B Preferred
Stock or (iii) upon liquidation, and only if at the time of a proposed payment (A) there are no outstanding loans from the Company to Unistar for start-up costs, (B) the cumulative retained earnings of Unistar is positive, and (C) the net income of Unistar in the preceding fiscal year exceeded
$1,000,000.



The Series B Preferred Stock is convertible, during the same Conversion Period as applies to the Series A
Preferred Stock, for up to a maximum of 8,375,000 shares of Common Stock if Unistar meets certain revenue and profit parameters. Each share of the Series B Preferred Stock is convertible, provided
Unistar had net income for the immediately preceding fiscal year of at least $1,000,000, into the product of the excess of such net income over $1,000,000, multiplied by .79, divided by 100,000, up to a maximum number of shares of Common Stock per share of Preferred Stock of 83.75. The Series B Preferred
Stock is also convertible during the Conversion Period for the maximum of 8,375,000 shares of Common Stock
(or 83.75 shares of Common Stock per share of Preferred Stock), at any time that the sum of 100% of the cumulative net revenues of Unistar plus 25% of the cumulative other lottery revenues of the Company exceeds $50 million. The Series B Preferred Stock is also convertible during the Conversion Period for the maximum number of 8,375,000 shares of Common Stock, if a controlling interest in Unistar is sold or assigned to a third party who is not a wholly owned subsidiary of the Company. The Series B Preferred Stock is redeemable for a total of 8,375,000 shares of Common
Stock at the Company's option.

Shareholder approval was required before any of the Series B Preferred Stock can be converted or redeemed.
The Company therefore submitted the convertibility and redemption features of the Series B Stock to its shareholders for approval at the 1996 Annual Meeting, and the shareholders approved the issuance of the Common Stock upon such conversion or redemption.

Both the Series A Preferred Stock and the Series B
Preferred Stock are entitled to a preference on any voluntary or involuntary dissolution, liquidation or winding up, equal to the fair market value of the stock on the date of its issuance, as determined by an investment banking firm engaged by the Company, plus any accrued and unpaid dividends. The aggregate fair market value of all the issued Preferred Stock at the time of its issuance was determined to be approximately $7.3 million.

The Board of Directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative, and if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for or the rights to purchase, shares of any other class or series, and the voting rights, if any. Any preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company.

Virginia Stock Corporation Act

The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions". These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares
(an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares.
Affiliated Transactions subject to this approval requirement include, among other things, mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, and any reclassification, including reverse stock split, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

For three years following the time that an Interested
Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested
Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors". A
Disinterested Director means, with respect to a particular Interested Shareholder, a member of the corporation's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. After the expiration of the three-year period, the statute requires approval of the Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's
Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not opted-out of the Affiliated Transactions provisions.

Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (one-fifth, one-third or a majority of the outstanding voting shares, respectively) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

	LEGAL OPINION



The legality of the Securities being offered hereby will be passed upon for the Company by Hunton &
Williams, Riverfront Plaza, East Tower, 951 East Byrd
Street, Richmond, Virginia 23219. Thurston R. Moore, a member of Hunton & Williams, is a director of the Company. At May 31, 1997, Mr. Moore beneficially owned 124,535 shares of the Common Stock of the Company.



	EXPERTS

The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur
Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This
Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction and to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information herein is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

Securities and Exchange
Commission registration fee . . . . . . . .	$	18,500
State securities laws qualification
and registration fees. . . . .  . . . . . .	$ 	2,000
Printing fees. . . . . . . . . . . . . .  .	$ 	1,000
Legal fees . . . . . . . . . . . . . . .  .	$ 	2,000
Accounting fees. . . . . . . . . . . .  . .	$ 	1,000
Miscellaneous expenses. . . . . . . . . . .	$   	500

	                     	Total               	$	25,000

All of the above items except the registration fee are estimated. State securities laws qualification and registration fees and expenses, selling commissions, and fees and expenses of counsel to the Selling
Shareholders shall be borne by the Selling
Shareholders. Selling commissions and expenses of sellers' counsel will vary depending on the individual, the method of sale and the amount sold and cannot be estimated. All other expenses shall be borne by the Company.


Item 15.  Indemnification of Directors and Officers.
Article 10 of the Virginia Stock Corporation Act and the Company's Articles of Incorporation provide for indemnification of officers and directors of the Company under certain circumstances. No director or officer of the Company shall be liable to the Company or its shareholders for monetary damages in respect of proceedings brought by or on behalf of the Company or its shareholders, unless such person engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
The Company shall indemnify any person who is or was a party to a proceeding as a result of serving as a director or officer of the Company against any liability incurred in connection with such proceeding unless the person engaged in willful misconduct or a knowing violation of criminal law.

Insurance carried by the Company provides (within limits and subject to certain exclusions) for reimbursement of amounts which (a) the Company may be required or permitted to pay as indemnities to the Company's directors or officers for claims made against them, and (b) individual directors, officers and certain employees of the Company may become legally obligated to pay as the result of acts committed by them while acting in their corporate or fiduciary capacities.


Item 16.  Exhibits.

4.1 	Articles of Incorporation, as amended,
consisting of Certificate of Merger, including
Articles of Incorporation, incorporated by reference to the registrant's Current Report on Form 8-K filed on January 3, 1996, and the registrant's Annual Report on Form 10-KA for the year ended December 31, 1995.

4.2  	Bylaws, as amended, incorporated by reference
to Exhibit 4.2 to the registrant's Registration
Statement on Form S-3 (File No. 33-62257) filed on
August 30, 1995.

5	Opinion of Hunton & Williams, counsel to the
Company.  Previously filed.

23.1	Consent of Arthur Andersen LLP.*

23.2	Consent of Hunton & Williams (included in
Exhibit 5.1 hereto). Previously filed.



23.3	Consent of Hunton & Williams.*



25	Powers of Attorney. Previously filed.

* Filed herewith

Item 17.  Undertakings.
(a)	The Registrant hereby undertakes:  (1) to file,
during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes
that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of
1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration
Statement shall be deemed to be a new Registration
Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities
arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

	SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milford, State of Connecticut, as of the 19th day of June, 1997.



EXECUTONE Information Systems, Inc.

By:  /s/ Alan Kessman
Alan Kessman
Chairman of the Board, President and
Chief Executive Officer





Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration
Statement has been signed by the following persons in the capacities indicated as of the 19th day of June, 1997.





/s/ Alan Kessman    	           /s/ Richard S. Rosenbloom
Alan Kessman                  	 Richard S. Rosenbloom
Chairman of the Board,         	Director
President and Chief Executive
Offier
(Principal Executive Officer)


/s/ A.R. Guarascio  	            /s/ Thurston R. Moore
Anthony R. Guarascio            	Thurston R. Moore
Vice-President, Finance and     	Director
Chief Financial Officer
(Principal Financial and Accounting Officer)


/s/ Stanley M. Blau       	      /s/ Jerry M. Seslowe
Stanley M. Blau                	 Jerry M. Seslowe
Vice-Chairman of the Board     	 Director

	EXHIBIT INDEX

Exhibit
Number



23.1	Consent of Arthur Andersen LLP.
23.3	Consent of Hunton & Williams.





Exhibit  23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated January 31, 1997 included in EXECUTONE Information Systems, Inc.'s Form 10-K for the year ended December 31, 1996 and to all references to our Firm included in this registration statement.


ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 20, 1997

Exhibit 23.3


June 20, 1997


EXECUTONE Information Systems, Inc.
478 Wheelers Farms Road
Milford, CT  06460

Form S-3/A Registration Statement
(File No. 333-7279)

Gentlemen:

	This firm has reviewed the information set forth in the ninth paragraph under "Recent Developments" of the preliminary prospectus forming a part of the Registration Statement on Form S-3/A dated June 20,
1997, covering the proposed offer and sale of up to 15,938,113 shares of common stock of EXECUTONE
Information Systems, Inc. (the "Company"). We understand that the information set forth therein as it related to the issue of the authorization of the National Indian Lottery under 25 U.S.C. 2701 et seg.
is based upon the advice provided to the Company by this firm.

	We consent to the summarization of such advice and the reference to us in the prospectus.

	Very truly yours,


	HUNTON & WILLIAMS



<PAGE


June 20, 1997

Securities & Exchange Commission
1933 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:  EXECUTONE Information Systems, Inc.


Gentlemen:

Enclosed herewith for filing pursuant to the Securities Act of 1933, as amended, is Amendment No.
3to a Registration Statement on Form S-3/A (File No.
333-7279) of EXECUTONE Information Systems, Inc. The registration fee has been paid with the initial filing.


Very truly yours,


Barbara C. Anderson
Vice President, General Counsel